LOBLAW COMPANIES LIMITED

SUITE 1500, 22 ST. CLAIR AVENUE EAST, TORONTO, CANADA M4T 2S8

VICE PRESIDENT,
GENERAL COUNSEL

TELEPHONE 416-922-8500
FAX 416-922-7791
E-MAIL gwlrab@weston.ca

02034128

May 8, 2002

Mr. Paul Dudek
United States Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street, N.W.
Washington, D.C.
USA
20549

SUPPL

02 MAY 10 AM 10:11

Dear Sirs:

RE: LOBLAW COMPANIES LIMITED
SEC DISCLOSURE
FILE NO. 82-4918

In satisfaction of the requirements of Rule 12(g) 3-2(b) Exemption, enclosed please find a copy of the First Quarter Results with accompanying asset coverage ratios to be furnished to the Securities and Exchange Commission.

We trust you will find everything in order.

Yours very truly,

Robert A. Balcom

PROCESSED
MAY 21 2002
THOMSON
FINANCIAL

RAB/las

Enclosures

dlw 5/20

GEORGE WESTON LIMITED
Details of the Consolidated Earnings Coverage Ratio
For the 52 weeks ended March 23, 2002
($ millions)

	Actual (Note 1)	Pro Forma (Notes 2, 3 & 4)
CONSOLIDATED INTEREST ON LONG TERM DEBT PLUS PREFERRED DIVIDENDS		
Interest on long term debt	256	256
Reduction in interest on long term debt (Note 2)		(6)
Dividends on cumulative preferred shares (Note 3)		47
Consolidated interest on long term debt plus preferred dividends	256	297
CONSOLIDATED EARNINGS		
Operating income	1,507	1,507
Net short term interest income	20	20
Consolidated earnings for earnings coverage calculation (Note 4)	1,527	1,527
CONSOLIDATED EARNINGS COVERAGE RATIO	5.965	5.141

Notes:

(1) The Actual consolidated interest on long term debt plus preferred dividends excludes the effect of any debt issuance or debt redemption subsequent to quarter end and the effect of any declared and undeclared dividends on cumulative preferred shares.

(2) The Pro Forma consolidated interest on long term debt has been reduced by $6, related to the redemption of $61 of Series 8, 10% Debentures by Loblaw Companies Limited on April 16, 2002.

(3) The Pro Forma consolidated interest expense includes a $47 increase related to the before-income tax equivalent cumulative dividends on the 5.80% Preferred Shares, Series I issued on November 27, 2001 and the 5.15% Preferred Shares, Series II issued on April 4, 2002, both pursuant to the Short Form Base Shelf Prospectus dated October 4, 2001. Both Series I and Series II Preferred Shares are classified as equity for balance sheet purposes.

(4) Consolidated earnings for earnings coverage calculation is based on operating income before long term interest expense (income), unusual items, income taxes, goodwill charges and minority interest.

file no. 82-4918



loblaw companies limited

[illegible]

[illegible]

food and beyond

02 MAY 10 AM 10:14

Report to Shareholders

First quarter 2002 net earnings per share increased 35% to 46 cents from last year's 34 cents. Adjusting for the discontinuance of goodwill charges, net earnings per share increased by 8 cents or 21%. Trailing year net earnings per share, excluding goodwill charges, have improved to $2.28 versus the $1.93 earned during the comparable period at the end of the first quarter of 2001.

Sales for the first quarter increased 9% over last year to $5.0 billion. Strong sales growth was experienced in all banners across the country with same-store sales for the quarter increasing over 5%. Food price inflation remained low, although produce and meat categories have seen costs increase in the quarter. During the first quarter of 2002, 14 new corporate and franchised stores were opened (2001 - 6 stores), increasing net retail square footage by over 1%.

Operating income (earnings before interest, income taxes and goodwill charges) increased $30 million or 15% to $234 million. Excluding the $7 million net charge of implementing in 2002 the new Canadian accounting standard for stock-based compensation and other stock-based payments, operating income increased 18% over 2001. Operating margin (operating income divided by sales) improved to 4.7% from 4.5% in 2001, while trading margin (operating income before depreciation divided by sales) improved to 6.3% from 6.0% in 2001. Operating margins continue to improve from increased sales, better sales mix management and a continued focus on cost control and operating efficiencies.

Interest expense decreased 11% to $34 million in 2002 reflecting a decline in borrowing rates partially offset by an increase in net average borrowing levels. Interest coverage (operating income divided by interest expense) improved to 6.9 times for the quarter compared to 5.4 times for the comparable period in the prior year. The effective income tax rate decreased to 37% in 2002 in line with declining Canadian federal and provincial income tax rates and the fair value impact of the equity forward contracts.

The Company continues to maintain a strong financial position and cash generating capability. The .86:1 debt to equity ratio at the end of the first quarter of 2002 was comparable to the same period in 2001. The cyclical working capital investment in inventory, net of accounts payable, typically results in an increase in the debt to equity ratio at the end of the first quarter as compared to year end. Consistent with prior years' trends, the debt to equity ratio is expected to improve throughout the remainder of the year.

The Company is committed to maintaining and renewing its asset base and investing for growth across Canada evident by a capital investment of $175 million during the first quarter. Projected 2002 capital investment remains at approximately $1.1 billion.

Operating cash flow, excluding the first quarter cyclical working capital investment, improved to $219 million from $178 million, in 2001, as a result of higher earnings. Cash flow from operations is expected to fund the majority of the anticipated capital investment program.

During the first quarter of 2002, the Company issued $200 million of 6.85% Medium Term Notes due 2032. Subsequent to the first quarter of 2002, the Company redeemed $61 million of its Series 8, 10% Debentures.

As discussed in the Company's 2001 Annual Report, in the first quarter of 2002 the Company implemented two new Canadian accounting standards - Section 3870 "Stock-based Compensation and Other Stock-based Payments" and Section 3062 "Goodwill and Other Intangible Assets". The effect of implementing Section 3870 was a cumulative decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts, and a $7 million net charge to the 2002 consolidated statement of earnings reflecting the first quarter cost of the Company's stock options outstanding.

During the quarter, the Company renewed its Normal Course Issuer Bid to purchase on the Toronto Stock Exchange or enter into equity forward contracts for up to 13,812,635 of its common shares, representing approximately 5% of the common shares outstanding. The Company, in accordance with the rules and by-laws of the Toronto Stock Exchange, may purchase its shares at the then market prices of such shares.

Outlook

Sales and earnings growth are expected to continue to be strong throughout the remainder of the year supported by a solid balance sheet, good cash flow and the continuation of the capital investment program.

W. Galen Weston
Chairman

John A. Lederer
President

Toronto, Canada May 1, 2002

Consolidated Statements of Earnings

12 weeks ended March 23, 2002 (unaudited) ($ millions)	12 Weeks 2002	12 Weeks 2001
SALES	$ 4,951	$ 4,545
OPERATING EXPENSES		
Cost of sales, selling and administrative expenses	4,638	4,271
Depreciation	79	70
	4,717	4,341
OPERATING INCOME	234	204
Interest Expense (Income)		
Short term	(14)	(10)
Long term	48	48
	34	38
EARNINGS BEFORE INCOME TAXES	200	166
Income Taxes	74	63
EARNINGS BEFORE GOODWILL CHARGES	126	103
Goodwill Charges, net of tax (note 1)		10
NET EARNINGS FOR THE PERIOD	$ 126	$ 93
PER COMMON SHARE ($)		
Basic and diluted net earnings	$ 0.46	$ 0.34
Basic and diluted net earnings before goodwill charges	$ 0.46	$ 0.38
Market value – period end	$ 58.74	$ 49.90
Weighted average common shares outstanding (in millions)	276.3	276.2
Actual common shares outstanding (in millions)	276.3	276.2

Consolidated Statements of Retained Earnings

12 weeks ended March 23, 2002 (unaudited) ($ millions)	12 Weeks 2002	12 Weeks 2001
RETAINED EARNINGS, BEGINNING OF PERIOD	$ 2,375	$ 1,930
Impact of implementing new accounting standard (note 1)	(25)	
Net earnings for the period	126	93
Net stock option plan cash payments, net of tax (2001 – $4)		(5)
Dividends declared per common share – 12¢ (2001 – 10¢)	(33)	(28)
RETAINED EARNINGS, END OF PERIOD	$ 2,443	$ 1,990

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Balance Sheets

($ millions)	As at March 23, 2002 (unaudited)	As at December 29, 2001
ASSETS		
Current Assets		
Cash and cash equivalents	$ 647	$ 575
Short term investments	520	426
Accounts receivable	526	472
Inventories	1,504	1,512
Current future income taxes	71	73
Prepaid expenses and other assets	21	28
	3,289	3,086
Fixed Assets	5,021	4,931
Goodwill (note 1)	1,599	1,599
Franchise Investments and Other Receivables	257	285
Future Income Taxes	31	26
Other Assets	77	81
	$ 10,274	$ 10,008
LIABILITIES		
Current Liabilities		
Bank indebtedness		$ 95
Commercial paper	$ 678	191
Accounts payable and accrued liabilities	1,867	2,291
Current income taxes	72	138
Long term debt due within one year	78	81
	2,695	2,796
Long Term Debt	3,530	3,333
Future Income Taxes	42	49
Other Liabilities	370	261
	6,637	6,439
SHAREHOLDERS' EQUITY		
Common Share Capital	1,194	1,194
Retained Earnings	2,443	2,375
	3,637	3,569
	$ 10,274	$ 10,008

See accompanying notes to the unaudited interim period consolidated financial statements.

Consolidated Cash Flow Statements

12 weeks ended March 23, 2002 (unaudited) ($ millions)	12 Weeks 2002	12 Weeks 2001
OPERATIONS		
Net earnings	$ 126	$ 93
Depreciation and amortization	79	80
Future income taxes	4	3
Other	10	2
	219	178
Changes in non-cash working capital	(470)	(580)
Cash Flows used in Operating Activities before the following:	(251)	(402)
Acquisition restructuring and other charges, including income tax recoveries	(15)	(19)
CASH FLOWS USED IN OPERATING ACTIVITIES	(266)	(421)
INVESTMENT		
Fixed asset purchases	(175)	(161)
Short term investments	(94)	(57)
Proceeds from fixed asset sales	7	8
Changes in franchise investments, other receivables and credit card receivables	15	(1)
Net changes in other items	14	1
CASH FLOWS USED IN INVESTING ACTIVITIES	(233)	(210)
FINANCING		
Commercial paper	487	564
Long term debt – Issued	200	350
– Retired	(4)	(100)
Common share capital – Retired		(1)
Dividends	(28)	(28)
Other	11	(6)
CASH FLOWS FROM FINANCING ACTIVITIES	666	779
Change in Cash	167	148
Cash, Beginning of Period	480	483
CASH, END OF PERIOD	$ 647	$ 631
CASH POSITION		
Cash	$ 647	$ 631
Short term investments	520	421
Commercial paper	(678)	(991)
Cash position	$ 489	$ 61
OTHER CASH FLOW INFORMATION		
Net interest paid	$ 19	$ 39
Net income taxes paid	$ 129	$ 106

Cash is defined as cash and cash equivalents net of bank indebtedness.
See accompanying notes to the unaudited interim period consolidated financial statements.

Note 1. Basis of Presentation

The unaudited interim period consolidated financial statements have been prepared by the Company in accordance with Canadian generally accepted accounting principles. The preparation of financial data is based on accounting policies and practices consistent with those used in the preparation of the audited annual consolidated financial statements. These unaudited interim period consolidated financial statements should be read together with the audited annual consolidated financial statements and the accompanying notes included in the Company's 2001 Annual Report.

STOCK-BASED COMPENSATION PLAN Effective December 30, 2001, the Company implemented the new standard issued by the Canadian Institute of Chartered Accountants ("the CICA") on stock-based compensation and other stock-based payments. The standard was implemented retroactively without restatement of the prior period consolidated financial statements. The cumulative effect of implementation was a decrease to consolidated retained earnings of $25 million, net of future income tax recoverable of $23 million and the fair value impact of the equity forward contracts.

The Company accounts for its stock option grants, that allow for settlement in cash at the option of the holder, in accordance with the intrinsic value method. Consideration paid by employees on the exercise of a stock option is credited to common share capital. Included in operating income for the quarter was a compensation cost relating to the stock option plan of $7 million, net of the fair value impact of equity forward contracts. At the end of the first quarter 4,392,404 stock options were outstanding and no new stock options were granted during the quarter.

GOODWILL Effective December 30, 2001, the Company implemented the new standard issued by the CICA on goodwill and other intangible assets. Under the new standard, goodwill is no longer amortized but instead requires that the book value of goodwill be tested annually for impairment. In addition, the amortization of intangible assets is no longer required unless the intangible asset has a limited life, in which case it will be amortized over its estimated useful life. Intangible assets not subject to amortization also require an annual test for impairment. Any permanent impairment in the book value of goodwill or intangible assets is to be written off against earnings.

The standard was implemented prospectively and as a result, the amortization of goodwill ceased. A review of the business combinations completed by the Company prior to July 1, 2001, was performed with no change required to the book value of goodwill and no previously unrecognized intangible assets were recorded. The Company has also performed the annual impairment test for goodwill and has determined that there is no impairment on the book value of goodwill.

Corporate Profile

Loblaw Companies Limited ("Loblaw") is Canada's largest food distributor, with operations across the country. Loblaw strives to provide superior returns to its shareholders through a combination of share price appreciation and dividends. To this end, it follows certain fundamental operating principles. It concentrates on food retailing with the objective of providing consumers with the best in one-stop shopping for everyday household needs. It maintains a significant program of reinvestment in and expansion of its existing markets. It is highly selective in acquisitions and continues to invest in products and technology. Loblaw seeks long term, stable growth, taking managed operating risks from a strong balance sheet position.

Investor Relations

Shareholders, security analysts and investment professionals should direct their requests to Mr. Geoffrey H. Wilson, Vice President, Industry and Investor Relations at the Company's Executive Office.

Additional financial information has been filed electronically with various securities regulators in Canada through SEDAR and with the Office of the Superintendent of Financial Institutions ("OSFI") as the primary regulator for the Company's subsidiary, President's Choice Bank.

EXECUTIVE OFFICE

22 St. Clair Avenue East
Toronto, Canada
M4T 2S7

Tel: (416) 922-8500
Fax: (416) 922-7791
Internet: www.loblaw.com

Ce rapport est disponible en français.

Printed in Canada.

www.loblaw.com

